SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 6, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   September 6, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

South Surrey, British Columbia, September 6, 2011

Tanzanian Royalty Awards Preliminary Economic Study

for Buckreef Gold Project to South Africa’s Venmyn

Tanzanian Royalty is pleased to announce that Venmyn Independent Projects (Pty) Limited, a subsidiary of Venmyn Rand (Pty) Limited of South Africa, has been awarded a contract to complete a Preliminary Economic Assessment (PEA) for the Company’s Buckreef Gold Project in Tanzania.

Buckreef is an advanced stage gold project with NI-43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

The time-sensitive PEA will address the economic viability of the Buckreef project as a prerequisite for undertaking a Definitive Feasibility Study (DFS). The information generated by this preliminary economic study is vital to the strategic planning of the DFS which the Company expects will commence immediately after completion of the PEA.

The key components in the PEA include the following: a thorough review of the historic exploration and resource estimating process followed by the determination of mineral reserves; the identification of stakeholders for the Environmental Impact Assessment (EIA); a mining methodology and preliminary mine design study; a review of historic metallurgical test work and, if deemed necessary, the development of a high level process plant design with process flow diagrams and mass balance calculations; a preliminary estimate of capital and operating expenditures for the Buckreef Gold Project; an independent valuation and Discounted Cash Flow analysis of the project based on international standards; and lastly an independent National Instrument compliant 43-101 Technical Report on the results of the PEA, which would be suitable for filing with regulatory authorities.

According to Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), “We are pleased that Venmyn has taken on this important task which is set to occur during a period of intense activity at Buckreef on several fronts.”

“At the present time, we have a 58-hole drill program under way on our Eastern Porphyry Prospect and this will be followed by a diamond drilling program on our Main Buckreef Prospect. This particular program is designed to investigate the possible down-dip extension of the high grade gold shoots below the previously established open pit design prepared by IAMGOLD a few years ago,” he pointed out.

“Negotiations are under way to bring additional drills to the Buckreef Project given the value we can add to the project and the company by discovering new resources at current gold prices,” he emphasized.

James E. Sinclair, President and CEO, noted that exploration data received from the ongoing drill programs at Buckreef will be integrated into the PEA and subsequent DFS. In addition, Sinclair said that “an in-house assessment confirms the economic benefits of establishing additional resources at Buckreef through exploration at this time.”

“We have placed a major emphasis on growing our resource base which would allow us to consider new operating parameters including higher production rates that under normal circumstances would generate lower unit production costs,” he added.

The Company is well financed to undertake its corporate objectives in the coming months, having raised $30 million dollars in August on a bought deal basis.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, supervised the preparation of the technical information and has approved the contents of this news release.  Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.